Exhibit 99.2
Explanatory Note Regarding Principal Shareholders and Amended Information Regarding Principal Shareholders
     This 6-K is filed to amend certain figures and percentages with respect to the beneficial ownership of our ordinary shares by our two principal shareholders, as provided on page S-11 of the prospectus supplement to the prospectus dated April 21, 2009, filed with the Commission on April 28, 2009. The amended information regarding Principal Shareholders are provided below.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our Ordinary Shares (inclusive of any Ordinary Shares represented by ADSs held by Melco Crown SPV Limited, a Cayman Islands exempted company that is 50/50 owned by Melco Leisure and PBL Asia Investments) as of the date of this prospectus supplement by our two principal shareholders, Melco Leisure and PBL Asia Investments.

					Ordinary Shares
	Ordinary Shares Beneficially		Ordinary Shares		Beneficially Owned After
	Owned Prior to		Beneficially Owned After		The Exercise in full of The
	This Offering (1)		This Offering (1)(2)		Over-allotment Option(1)(3)
Name	Number	%	Number	%	Number	%

Melco Leisure and Entertainment Group Limited (4)(5)(6)	510,746,156	38.4	578,246,156	39.8	578,246,156	39.4
PBL Asia Investments Limited (7)	510,746,156	38.4	578,246,156	39.8	578,246,156	39.4

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. We expect that after the completion of this offering, Melco Leisure and PBL Asia Investments will continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our Ordinary Shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco PBL Joint Venture” in our Form 20-F which is incorporated in this prospectus supplement by reference. However, Melco Leisure and PBL Asia Investments each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	Assumes that each of Melco Leisure and PBL Asia Investments is deemed to beneficially own after this Offering 100% of the Ordinary Shares offered hereby (excluding the Ordinary Shares represented by ADSs), and assumes no exercise of the underwriters’ over-allotment option.

(3)	Assumes that each of Melco Leisure and PBL Asia Investments is deemed to beneficially own after this Offering 100% of the Ordinary Shares offered hereby (excluding the Ordinary Shares represented by ADSs), and assumes the full exercise of the underwriters’ over-allotment option.

(4)	Melco Leisure is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco Leisure and Melco is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

(5)	Mr. Lawrence Ho, our Chairman and Chief Executive Officer and the chairman, chief executive officer and managing director of Melco, personally holds 7,416,628 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of February 18, 2009. In addition, 115,509,024 shares are held by Lasting Legend Ltd., and 288,532,606 shares are held by Better Joy Overseas Ltd., and 7,294,000 shares are held by The L3G Capital Trust, of which all are owned by persons, companies and/or trusts associated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 418,752,258 ordinary shares of Melco, representing approximately 34.06% of Melco’s ordinary shares outstanding as of February 18, 2009. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Lawrence Ho and Dr. Stanley Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.

(6)	As of March 4, 2009, Dr. Stanley Ho personally held 18,587,789 ordinary shares of Melco. In addition, 3,127,107 shares of Melco are held by Lanceford Company Limited, a company 100% owned by Dr. Stanley Ho. Therefore, for purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 21,714,896 ordinary shares representing approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site.

(7)	PBL Asia Investments is incorporated in the Cayman Islands and is 100% indirectly owned by Crown. The address of Crown is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. The address of PBL Asia Investments is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands. Crown is listed on the Australian Stock Exchange. As of March 27, 2009, Crown was approximately 37.02% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of April 27, 2009, a total of 1,330,786,304 Ordinary Shares were outstanding, of which 328,970,080 Ordinary Shares were registered in the name of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all Ordinary Shares underlying the ADSs quoted on the Nasdaq Global Select Market, Inc. have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.